ProKidney Corp.

2000 Frontis Plaza Blvd.

Suite 250

Winston-Salem, North Carolina

August 26, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attention: Daniel Crawford and Celeste Murphy

Re:	ProKidney Corp. Registration Statement on Form S-1 Filed August 8, 2022 File No. 333-266683

Dear Sir or Madam:

This letter sets forth responses of ProKidney Corp. (“ProKidney”) to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter, dated August 15, 2022, with respect to the above referenced Registration Statement on Form S-1 (File No. 333-266683) (the “Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement.

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth ProKidney’s response to each of the numbered comments immediately below each numbered comment.

In addition, ProKidney has revised the Registration Statement in response to the Staff’s comments and ProKidney is concurrently filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) with this letter, which reflects these revisions and updates certain other information. Page numbers in the text of ProKidney’s responses correspond to page numbers in the Registration Statement, as so amended.

Registration Statement on Form S-1 filed August 8, 2022

Cover Page

1.	Staff’s Comment:

For each of the shares being registered for resale, disclose the price that the selling securityholders paid for such shares.

Response: The Company has revised the disclosure on the cover page and on pages 80 and 174 of Amendment No. 1 in response to the Staff’s comment to include the prices that the selling securityholders paid to acquire their shares to the extent known by the Company.

August 26, 2022

2.	Staff’s Comment:

We note the significant number of redemptions of your Class A ordinary shares in connection with your business combination and that the shares being registered for resale will constitute a considerable percentage of your public float. We also note that some of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A ordinary shares. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A ordinary shares.

Response: The Company has revised the disclosure on the cover page and on pages 80 and 143-144 of Amendment No. 1 to highlight the negative impact sales of shares under the Registration Statement could have on the public trading price of the Company’s Class A ordinary shares.

Risk Factors, page 6

3.	Staff’s Comment:

Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the Class A ordinary shares. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.

Response: The Company has revised the disclosure on page 80 of Amendment No. 1 to include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to the Registration Statement could have on the public trading price of the Company’s Class A ordinary shares. The Company has also revised the disclosure on page 174 of Amendment No. 1 to disclose the purchase prices of the securities being registered for resale and the fact that even though the current trading price is below the SPAC IPO price, certain selling securityholders may have an incentive to sell their shares because of their potential to profit from the lower price that they paid for their shares relative to public

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 141

4.	Staff’s Comment:

Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could impact the market price of the company’s common stock. Your discussion should highlight the fact that Pablo Legorreta, Tolerantia, LLC, and Control Empresarial de Capitales, S.A. de C.V., beneficial owners of a combined 68% of voting shares, may exchange their Class B ordinary shares for Class A ordinary shares and will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.

Response: The Company has revised the disclosure on page 80 of Amendment No. 1 to reflect the fact that the offering under the Registration Statement involves the potential sale of a substantial portion of shares for resale, and that such sales could impact the market price of the Company’s Class A ordinary shares.

General

5.	Staff’s Comment:

Revise your prospectus to disclose the price that each selling securityholder paid for the shares being registered for resale. Highlight any differences in the current trading price, the prices that the Sponsor and other selling shareholders acquired their shares, and the price that the public securityholders acquired their shares. Disclose that while the Sponsor and other selling shareholders may experience a positive rate of return based on the

August 26, 2022

current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.

Response: The Company has added a updated the risk factor on page 80 of Amendment No. 1 to address the difference in the rate of return that certain selling securityholders may earn compared to public investors. The Company has also revised the disclosure on the cover page and on page 174 of Amendment No. 1 and in the updated risk factor to provide the prices that the selling securityholders paid for their shares.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Megan Gates of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. at (617) 348-4443.

Sincerely

By:	/s/ Todd Girolamo
Name:	Todd Girolamo
Title:	Chief Legal Officer

Via E-mail:

cc:	Timothy Bertram
James Coulston
Tripp Miller
ProKidney Corp.